Form 52-109FT2 – Certification of Annual Filings

I, Gong (Michael) Chen, Chief Financial Officer for Spur Ventures Inc. certify that:

1.	I have reviewed the annual filings of Spur Ventures Inc. for the annual period ending December 31, 2004;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Dated: April 27, 2005

“Gong (Michael) Chen”
Gong (Michael) Chen Chief Financial Officer